Exhibit (h)(8)

ADMINISTRATIVE SERVICES PLAN

OF

SALIENT MF TRUST (the “Trust”)

October __, 2012

WHEREAS, Salient MF Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), whose shares of beneficial interests are designated into separate and distinct series representing assets and liabilities attributable only to that series (each such series a “Fund”) and each Fund offers for public sale shares of beneficial interest (“Shares”) of that Fund, with such Shares issued in classes as listed in Schedule A;

WHEREAS, each Fund may from time to time enter into an agreement through which investors may purchase Shares through any of certain broker-dealers that offer so-called mutual fund “supermarkets” to their customers, including retirement plan administrators, investment advisers and sponsors of so-called advisory “wrap programs” that provide a combination of advisory and brokerage services to their clients (collectively, “Supermarket Intermediaries”);

WHEREAS, each such Supermarket Intermediary may maintain one or more omnibus or similar accounts in the shares registry of each fund in which the intermediary’s customers invest;

WHEREAS, each such Supermarket Intermediary, under an agreement with a Fund, commonly performs administrative services and/or incurs expenses that otherwise would be performed or incurred by that Fund if a shareholder had invested directly in the Fund, rather than investing through the Supermarket Intermediary;

WHEREAS, the Supermarket Intermediaries charge a fee (“Intermediary Fee”) for services to be provided by such Supermarket Intermediaries by means of agreements between the Funds and such Supermarket Intermediaries;

WHEREAS, for such Intermediary Fees such Supermarket Intermediaries provide among other services various recordkeeping and investor account maintenance services that primarily are administrative in nature (“Administrative Services”); and

WHEREAS, for such Intermediary Fees such Supermarket Intermediaries may also provide marketing and promotional services that may be characterized as primarily intended to result in the sale of Shares and should not properly be considered primarily administrative in nature (“Distribution Services”);

NOW, THEREFORE, the Trust hereby adopts this Administrative Services Plan on the following terms and conditions:

A. APPROVAL OF AND GENERAL DESCRIPTION OF SERVICES

Where a Supermarket Intermediary maintains one or more omnibus or similar accounts with the Fund’s transfer agent, Administrative Services approved under this Plan and provided to investors by such Supermarket Intermediary may include, but are not limited to:

•	Establishing and maintaining accounts and records relating to shareholders,

•	Answering shareholder inquiries regarding administrative services and routine inquiries regarding Funds;

•	Processing, aggregating and netting shareholder purchases, exchanges and redemptions of Fund shares;

•	Preparing and delivering confirmations of purchases and redemption transactions by shareholders holding through the intermediary’s omnibus or other account;

•	Assisting shareholders in effecting changes to their dividend and capital gains distribution options;

•	Disbursing dividends and capital gain distributions;

•	Reinvesting dividends and capital gain distributions;

•	Preparing and delivering tax reports to shareholders and taxing authorities;

•	Withholding taxes as necessary;

•	Preparing and delivering periodic statements to shareholders;

•	Delivering prospectuses, shareholder reports, proxy statements, proxies and other Fund materials to shareholders and potential shareholders;

•	Obtaining daily net asset values to facilitate reporting and processing; and

•	Providing assistance with Rule 22c-2 (frequent trader) compliance.

Such Administrative Services approved by this Plan shall not be Distribution Services, and shall not be subject to any plan of any class of any Fund adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”). The payment of Intermediary Fees for Distribution Services is not authorized by this Plan.

B. SERVICE FEES

Fees paid by each class of a Fund under this Plan (the “Service Fee) shall not exceed an annual rate of up to 0.10% (10 bp) of net assets. In order to enable the Funds’ investment adviser (“Adviser”) to attempt to negotiate the lowest fees possible, the specific amount of a Service Fee paid pursuant to this Plan may vary up to the maximum approved Service Fee, based on the Supermarket Intermediary and the amount and nature of Administrative Services provided by such Supermarket Intermediary, provided that, (1) each Service Fee is approved by the Board, (2) the apportionment between the total Intermediary Fee and the Service Fee is approved by the Board, and (3) such are set forth in Schedule B to this Plan.

Any Service Fee paid by a class of a Fund pursuant to this Plan shall be an approved expense pursuant to the Trust’s Multiple Class Plan that has been adopted pursuant to Rule 18f-3 under the 1940 Act.

A Fund may pay a Service Fee under this Plan directly to a Supermarket Intermediary or may reimburse the Adviser for the amount of such Service Fee under this Plan to the extent such Adviser may pay such Service Fee to a Supermarket Intermediary.

C. BOARD APPORTIONMENT OF SUPERMARKET INTERMEDIARY FEE AND EXPENSE ALLOCATION OF EACH CLASS

The Board shall approve each Service Fee paid under this Plan. The apportionment between the total Intermediary Fee and the Service Fee will be approved by the Board, and each shall be set forth in Schedule B to this Plan. Such allocation will be intended to satisfy the standards set forth by the SEC staff in its no action letter Investment Company Institute (pub. avail. Oct. 30, 1998).

In undertaking an allocation, the Board shall consider the following, among other items: (1) the overall services generally provided by Supermarket Intermediaries, including the characterization of such services by each Supermarket Intermediary; (2) the nature of those services and the portion of such services that may reasonably be considered Administration Services and non-distribution related; (3) the benefits to shareholders from such Administrative Services; (4) the portion of such services that reasonably may be expected to provide some degree of Distribution Services and as such may properly be borne under a Fund’s plan adopted pursuant to rule 12b-1 under the Investment Company Act of 1940 and/or by the Adviser out of its own resources; (5) the fact that the Funds would incur costs if such Administrative Services were provided by the Funds’ administrator/transfer agent directly rather than by such Supermarket Intermediary; and (6) the apportionment of costs to be borne by the Funds under the Administrative Services Plan in relation to the overall Intermediary Fee of each Supermarket Intermediary.

Certain expenses may be attributable to a particular Class of shares of each Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne by the outstanding Shares of that Class. The approved Service Fee shall be charged to the Class whose Shares are held by the Supermarket Intermediary as a Class Expense.

D. REPORTING

The Adviser shall provide to the Board at least annually a written report of the amount of Service Fees paid under this Plan and the recipients of such Service Fees.

E. AMENDMENT OF PLAN

This Plan, including Schedule A and Schedule B, may be amended only by vote of at least a majority of the Board, including a majority of the Trustees who are not “interested persons” as defined in the 1940 Act. No vote of shareholders shall be required for an amendment to the Plan.

F. TERMINATION

This Plan may be terminated at any time by the vote of a majority of the Board, including a majority of the Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

G. SEVERABILITY

If any provision of this Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby and shall remain effective.

H. ADVISER’S OWN RESOURCES

This Plan does not preclude an Adviser from paying the Intermediary Fee in whole or in part out of its own resources and past legitimate profits (“Adviser Resources”). In order for the Board to supervise the allocation of the Intermediary Fee among (a) this Plan, (b) the Rule 12b-1 Plan of each Class, and (c) payments from Adviser Resources, the total Intermediary Fee and each payment type shall be set forth on Schedule B.

I. RECORDS

The Fund shall preserve copies of this Plan and any related agreements with Supermarket Intermediaries for a period of not less than six years from the date of expiration of the Plan or an agreement, as the case may be, the first two years in an easily accessible place and shall preserve copies of each report made pursuant to this Plan for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

Schedule A

Salient MF Trust Funds and Classes

Salient MLP & Energy Infrastructure Fund II

Class A

Class C

Class I

Salient Risk Parity Fund

Class A

Class C

Class I

Salient Alternative Beta Fund

Class A

Class C

Class I

Salient Pure Trend Fund

Class A

Class C

Class I

Salient Global Equity Fund

Class A

Class C

Class I

Schedule B

Fund Charges Under Plan and Apportionment of Overall Fee*

*Any Rule 12b-1 payment has been approved separately under the Rule 12b-1 Plan for each Class. Any representation of Rule 12b-1 fees in Exhibit B is solely for the purpose of assisting in allocation pursuant to this Plan.

[Schedule]

FUND SUPERMARKET COMPLIANCE POLICY

The Board of Trustees (the “Board”) of Salient MF Trust (the “Trust”), has determined that it is in the best interests of the Trust and each series of the Trust (each, a “Fund” and collectively, the “Funds”) to participate in, and to pay for, mutual fund supermarkets, subject to certain conditions as set forth in this Policy.

1. Fund Sponsor Contractual Arrangements. The Funds may enter into contractual arrangements with fund supermarket sponsors (“Supermarket Intermediaries”) and bear all or a portion of any fees for such arrangements, as determined by the Board. In considering any amount to be paid by the Funds, the Board will consider the factors it considers pertinent, including:

(i) that contractual arrangements specify that the Supermarket Intermediary will provide shareholder services;

(ii) whether the services provide any distribution benefits;

(iii) whether the services provide non-distribution related benefits and are typically provided by fund service providers;

(iv) the costs that the Fund could reasonably be expected to incur for comparable services if provided by another party, relative to the total amount of the supermarket fee; and

(v) the characterization of the services by the Supermarket Intermediary.

2. Payments to Supermarket Intermediaries and Adviser Fee Reimbursement Agreement. The Funds may either pay directly to a Supermarket Intermediary all or a portion of the fees charged by such Supermarket Intermediary pursuant to contractual arrangements approved by the Board under the Trust’s Administrative Services Plan (the “Plan”), or reimburse the Adviser for such fees, provided that, in either case, any such amounts to be borne by a Fund or a class thereof have been approved pursuant to the Plan.

3. Review of Contractual Arrangements. Counsel to the Trust will review all Supermarket Intermediary agreements.

4. Report of the Chief Compliance Officer. The Trust’s Chief Compliance Officer shall report to the Board, no less frequently than annually, on any agreements with Supermarket Intermediaries, with such report to include, at minimum, the identity of the Supermarket Intermediaries, the amounts paid (i) by the Fund to any such Supermarket Intermediary under the Plan, (ii) the amount (if any) paid under a Rule 12b-1 Plan for the applicable Fund or Class, and the amounts, if any, paid by the Adviser from its own resources.